Greenville First Bancshares, Inc.
2006 Annual Report




SEC MAIL PROCESSING
RECEIVED
APR 19 2007
WASH. D.C.
210
SECTION

Greenville First Bancshares, Inc.
100 Verdae Boulevard, Suite 100
(864) 679-9000
www.GreenvilleFirst.com

Welcome to Greenville First Bank

Corporate Headquarters
and Retail Office
at 100 Verdae Boulevard,
Greenville, South Carolina



Greenville FIRST

Corporate Profile

Greenville First Bancshares, Inc., was established in 1999 and is the holding company for Greenville First Bank, N.A. Headquartered in Greenville, South Carolina, the bank operates three full service offices and managed $509 million in assets as of year-end 2006.

Our company was established to provide a unique style of professional banking through a model that we call Client FIRST. The cornerstone of this model is the relationship team where each client has a specific senior banker and consistent support team responsible for the entire banking relationship.

Greenville, South Carolina, is the largest banking market in South Carolina with over $8.3 billion in deposits. Greenville is a dynamic, growing market as evidenced by average annual deposit growth in excess of 10% over the past five years. In November of 2006, the company announced plans to establish a major banking presence in Columbia, South Carolina, our state's capital.



85
Charlotte
NC
85
Greenville
SC
Columbia
85
Atlanta
26
GA





Financial Highlights


Total Assets
170.4
230.8
315.8
405.3
509.3
2002
2003
2004
2005
2006
$ in millions


Total Loans
149.9
208.8
280.3
338.5
402.2
2002
2003
2004
2005
2006
$ in millions


Total Deposits
133.6
169.0
204.9
254.1
345.5
2002
2003
2004
2005
2006
$ in millions

Greenville First Bancshares, Inc. & Subsidiary

	December 31, 2006	December 31, 2005
For the Years		
Net interest income	**$ 14,349,516**	$ 12,084,682
Provision for loan losses	**1,650,000**	1,000,000
Noninterest income	**579,495**	825,781
Noninterest expenses	**7,351,308**	7,855,380
Net income	**3,900,794**	2,514,152
Income per share, diluted	**1.20**	0.78
At Year End		
Total assets	**$ 509,343,951**	$ 405,312,543
Loans, net	**397,233,829**	334,040,776
Deposits	**345,504,076**	254,148,041
Shareholders' equity	**34,583,446**	30,472,747
Book value per share	**11.79**	10.42
Market price per share	**21.47**	22.50

Dear Fellow Shareholders:

The year 2006 was momentous for Greenville First as we achieved record earnings and asset growth, completed the plans for a successful transition to a new corporate headquarters, and announced a strategic expansion to the Columbia market. After seven years of operation, we are humbled by the success of our company and excited about the prospects for the future.

Our unique Client FIRST banking model is the cornerstone of our success. This model is designed to create a distinctive client experience and produce superior client service. We continue to execute our strategy with experienced professional bankers with deep market knowledge that brings significant value to their client relationships.

Greenville First is committed to remain a high-performance growth company. We continue to invest in infrastructure and believe we have the momentum to continue growing our market share and produce outstanding financial results.

Financial Highlights

Earnings

- Earnings per diluted share totaled $1.20.
- Net operating earnings increased 13% to $3.9 million.(1)



3,901
3,444
2,013
1,006
752
2002
2003
2004
2005
2006
$ in thousands

Asset Growth

- Total assets increased 28% to $509 million.
- Gross loans increased 20% to $402 million.

Deposit Growth

- Total deposits increased 36% to $346 million.
- *Transaction account balances increased 38% for the year.*
- The number of transaction accounts increased 22% for the year.



Performance Ratios and Announcements

- We provided our shareholders with a 10% stock dividend in July of 2006.
- Our operating efficiency ratio remained outstanding at 49.2%.(1)


65.2%
59.0%
51.6%
49.2%
49.2%
2002
2003
2004
2005
2006

(1) *Non-GAPP Measures* This annual report contains financial information determined by methods other than in accordance with Generally Accepted Accounting Principles ("GAAP"). Management believes these financial measures provide a clearer understanding of the Company's financial performance. Reconciliations of net income and the efficiency ratio on a GAAP basis to an operating basis are provided in the Company's Annual Report on Form 10-K.

Strategic Expansion

In November of 2006, we announced the addition of Justin Strickland to our executive team and our plans to establish a major banking presence in the Columbia market. While we were always confident that our banking model would work in other markets, it had to be the right market, at the right time, and, more importantly, with the right banker. Justin Strickland is the right banker and now is the right time to enter the Columbia market. Our bank's leadership and Justin Strickland have known each other for almost 20 years. Justin brings a tremendous level of experience to our executive team from his past roles with C&S Bank and Carolina First. Through his leadership and the recruitment of key Columbia bankers, our expansion represents an opportunity to duplicate our successful Greenville First model in the midlands of South Carolina.

With our expansion, we will introduce the name Southern First as the official name of our holding company and bank. The name provides consistency for any future markets and capitalizes on the pineapple logo that has become synonymous with Greenville First. We will continue to operate under the Greenville First name in our Greenville market.



Our Game Plan

The success of our company is centered around a simple game plan. We will provide a distinctive client experience, operate in great markets, and execute with superior talent who share a common culture.

Our Client FIRST model continues to provide a significant value to clients as they have a professional banker and consistent support team handling every aspect of their relationships. This relationship team model is highly efficient and is replicable to other markets. We are excited about providing Client First service to the Columbia market and proud to have a dynamic team already in place.

The Greenville and Columbia markets represent tremendous opportunities to expand our company. The respective counties are the largest markets in South Carolina with respective deposits growing around 10% annually over the past five years.

Operating with a unique style in great markets provides the fuel for success. Having the right people, however, is the key element to growing market share and generating winning financial performance. We are proud of the team at Greenville First/Southern First. They are great people and great bankers.

Banking is a hard game and the current interest rate environment presents a challenge to net interest margin. We believe that the current environment presents a unique opportunity to invest in strategic infrastructure, assemble a dynamic and talented team, and capitalize on the momentum of our high-performance growth company.

Thank you for your continued support of our company.



Art Seaver
Chief Executive Officer



Justin Strickland
President



Jimmy Orders
Chairman of the Board



Left to right: Justin Strickland, Jimmy Orders, Art Seaver

The Pineapple

A reflection of the fruit of our labor

Since the time of Christopher Columbus' voyages, continuing throughout early colonial times, and to this very day, the pineapple is a symbol of hospitality. It welcomes family, friends, even strangers by spreading an air of good cheer and bestowing warmth and affection.

We at Greenville First chose the pineapple as our symbol and logo to communicate the level of warmth and concern we genuinely have for our clients. We use the pineapple as a reminder to ourselves, our shareholders, our clients, and to the community of our commitment to the highest level of client satisfaction. We welcome all who enter our doors and invite you to experience our different approach to banking... one where we invest in you. We take the time to get to know you personally and professionally, investing in your interests, needs, and goals. And when we say we care, we mean it. We are not only your banker; we're your partner and friend.



Strategic Expansion

Columbia is the capital of South Carolina and its two counties of Richland and Lexington represent over $10 billion in deposits. With a combined 30 years of banking experience in Columbia, our Southern First team is poised to make an immediate impact on the market.



Columbia Team
Blake Taylor, David Keller, Justin Strickland

Southern Hospitality



Parkway Team
Miranda Breazeale, Allison Whitman, Rebekah Blake, Karen Mills, and Dianne Long



Augusta Road Team
Edith Smith, Lori Pond, Brenda McKay, Diane Totman, Lisa Perrin and Rebekah Webb


the little black book

Little Black Book

"Every busy woman's bank."

-Jacque Rogers



Hot Springs Pools & Spas

"More than a bank...our partner."

-Matt and Jim Riggs



Ballentine Equipment Co.,Inc.

"Greenville First is the bank for people who want to know their banker."

-Russell Ballentine and Stan Coster

Condensed Consolidated Balance Sheets

Greenville First Bancshares, Inc. & Subsidiary

	December 31, 2006	December 31, 2005
Assets		
Cash and due from banks	**$ 9,112,675**	$ 6,223,397
Federal funds sold	**7,466,458**	19,380,755
Investments	**74,304,144**	36,131,372
Loans	**402,183,091**	338,530,373
Less allowance for loan losses	**(4,949,262)**	(4,489,597)
Net loans	**397,233,829**	334,040,776
Accrued interest receivable	**2,381,336**	1,694,648
Property and equipment, net	**6,450,854**	5,576,882
Bank owned life insurance	**8,142,947**	-
Other assets	**4,251,708**	2,264,713
	$ 509,343,951	$ 405,312,543
Liabilities and Shareholders' Equity		
Liabilities		
Deposits	**$ 345,504,076**	$ 254,148,041
Official checks outstanding	**4,131,107**	7,786,468
Advances from FHLB	**108,500,000**	79,500,000
Other borrowings	**13,403,000**	28,083,000
Accrued interest payable	**2,278,154**	1,510,635
Other	**944,168**	3,811,652
Total liabilities	**474,760,505**	374,839,796
Shareholders' Equity		
Preferred stock	-	-
Common stock	**29,339**	26,597
Additional paid-in capital	**30,846,538**	25,626,740
Accumulated other comprehensive loss	**(16,465)**	(150,602)
Retained earnings	**3,724,034**	4,970,012
Total shareholders' equity	**34,583,446**	30,472,747
	$ 509,343,951	$ 405,312,543

Condensed Consolidated Statements of Income

Greenville First Bancshares, Inc. & Subsidiary

	For the Years Ended	
	December 31, 2006	December 31, 2005
Interest income		
Loans	**$ 27,629,556**	$ 19,930,728
Investments	**3,299,369**	1,738,817
Total interest income	**30,928,925**	21,669,545
Interest expense	**16,579,409**	9,584,863
Net interest income	**14,349,516**	12,084,682
Provision for loan losses	**1,650,000**	1,000,000
Net interest income after provision for loan losses	**12,699,516**	11,084,682
Noninterest income		
Loan fee income	**123,756**	169,876
Service fees on deposit accounts	**259,296**	251,644
Other real estate owned activity	**(165,627)**	-
Income from bank owned life insurance	**142,947**	-
Other income	**219,123**	404,261
Total noninterest income	**579,495**	825,781
Noninterest expenses		
Salaries and benefits	**4,398,106**	3,340,402
Professional fees	**384,926**	303,986
Marketing	**390,377**	439,946
Occupancy	**663,139**	799,267
Data processing and related costs	**854,084**	919,379
Impairment of long lived assets	**-**	1,500,000
Other	**660,676**	552,400
Total noninterest expenses	**7,351,308**	7,855,380
Income before provision for income taxes	**5,927,703**	4,055,083
Income tax expense	**2,026,909**	1,540,931
Net income	**$ 3,900,794**	$ 2,514,152
Diluted income per share	**$ 1.20**	$ 0.78
Weighted average number of common shares outstanding - diluted	**3,238,329**	3,223,405

Game Plan for Success

Every member of our team carries with them our game plan for success. We want to share that with you, our shareholders.


Greenville FIRST
Mission/Vision Statement
To provide a unique value to clients and shareholders through a winning team of professional bankers guided by Christian principles.
Game Plan for Success
Provide a unique "Client FIRST" style of banking that ensures a superior level of service and exceeds the expectations of our clients.
Provide a challenging career opportunity and winning atmosphere that attracts a talented team of professional bankers.
Lead with Christian principles, promote a family culture, and proactively support the Greenville community.
Compete with a passion for victory and produce exceptional value for our shareholders.

Southern





Verdae Client Service Team: Seated left to right: Becky Dietz, Karla McCall, Jane Foster and Terry Gambrell
Standing left to right: Lesley Griffeth, Melinda Whitmire and Debbie Tucker

Greenville First Executive Officers

R. Arthur Seaver, Jr.
Chief Executive Officer
F. Justin Strickland
President
James M. Austin, III
Executive Vice President
Chief Financial Officer
Fred Gilmer, III
Executive Vice President



J. Edward Terrell
Executive Vice President
Fred Gilmer, Jr.
Senior Vice President
Donald L. Kiser
Chief Credit Officer
Gwen G. Bridges
Senior Vice President



Richard H. Furman
Senior Vice President
Collin D. Mackie
Senior Vice President
Robert B. Thompson, III
Senior Vice President
Matthew B. Kneeland
Senior Vice President



W. David Keller
Senior Vice President
Carolyn Austin Herbert
Senior Vice President
Robert E. Reeves, Jr.
Vice President
Blake G. Taylor
Vice President



Board of Directors



James B. Orders, III
R. Arthur Seaver, Jr.
Andrew B. Cajka, Jr.
Mark A. Cothran



Leighton M. Cubbage
Anne S. Ellefson
David G. Ellison
Fred Gilmer, Jr.

Tee Hooper
Rudolph G. Johnstone, III
William B. Sturgis



Report of Independent Registered Public Accounting Firm

To The Board of Directors

We have audited, in accordance with standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of Greenville First Bancshares, Inc. and Subsidiary as of December 31, 2006 and 2005, and related consolidated statements of income, shareholders' equity and comprehensive income and cash flows for each of the three years in the three year period ended December 31, 2006 (not presented herein); and in our report dated March 13, 2007, we expressed an unqualified opinion on those consolidated financial statements.

In our opinion, the information set forth in the accompanying condensed consolidated financial statements is fairly stated, in all material respects, in relation to the consolidated financial statements from which it has been derived.

Elliott Davis, LLC

Greenville, South Carolina
March 13, 2007

Forward-Looking Statements Forward-looking statements in this annual report, such as statements relating to future plans and expectations, are subject to risks and uncertainties, such as a downturn in the economy, greater than expected non-interest expenses, excessive loan losses and other matters, which could cause actual results to differ materially from the future plans and expectations anticipated by such forward-looking statements. For a more detailed description of factors that could cause such differences, please see our Annual Report on Form 10-K.

Common Stock Greenville First Bancshares, Inc., holding company for Greenville First Bank, N.A., is traded on the NASDAQ National Market under the symbol GVBK.

Annual Report Form 10-K A copy of The Greenville First Bancshares, Inc.'s, Annual Report on Form 10-K as filed with the Securities and Exchange Commission is available at no charge by contacting the Investor Relations Officer listed below or on the Company's web site at www.GreenvilleFirst.com.

Annual Shareholders Meeting The Annual Meeting of Shareholders of Greenville First Bancshares, Inc., the holding company for Greenville First Bank, N.A., will be held at the Poinsett Club, 807 E. Washington Street, Greenville, South Carolina, on Tuesday, May 15, 2007, at 5:00 PM.

Independent Registered Public Accounting Firm
Elliott Davis LLC | P.O. Box 6286 | Greenville, South Carolina 29606

General Counsel
Nelson Mullins Riley & Scarborough LLP | P.O. Box 10084 | Greenville, South Carolina 29603

Transfer Agent and Registrar
Computershare | 730 Peachtree Street, NE, Suite 840 | Atlanta, Georgia 30308

Investor Relations Officer
James M. Austin, III, EVP and CFO | P.O. Box 17465 | Greenville, South Carolina 29606


Greenville
FIRST

Greenville First Bancshares, Inc.

100 Verdae Boulevard, Suite 100

(864) 679-9000

www.GreenvilleFirst.com

END